ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

Investment Managers Series Trust		07873112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	December 3, 2012 to December 3, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Gratry International Growth Fund	June 28, 2013
o Oak Ridge Dividend Growth Fund	June 28, 2013
o Oak Ridge Growth Opportunity Fund	June 28, 2013
o WCM Focused Global Growth Fund	June 28, 2013
o WCM Focused Emerging Markets Fund	June 28, 2013
o EuroPac Gold Fund	July 18, 2013
o Segall Bryant & Hamill All Cap Fund	July 31, 2013
o Segall Bryant & Hamill Small Cap Value Fund, each a series of: Investment Managers Series Trust	July 31, 2013

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Investment Managers Series Trust		07873112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 4, 2013	December 3, 2012 to December 3, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

o	SGA Global Growth Fund, a series of:
Investment Managers Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00 (1/02)

RATIFICATION OF FIDELITY BOND RIDERS

RESOLVED, that Riders 12 and 13 for the current fidelity bond issued by ICI Mutual Insurance Company to include all the new series that commenced operations during the policy period is hereby approved; and

FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Trust be, and hereby is directed to make the filings and give notices required by Rule 17g-1 under the Investment Company Act of 1940; and

FURTHER RESOLVED, that the officers of each Fund, be and hereby, are authorized to execute and deliver such documents as may be required to effectuate the foregoing resolutions, to pay any premium as may from time to time be required, and to take such further action as may be required by applicable laws, rules or regulations in connection with implementing any of the foregoing resolutions.

Investment Managers Series Trust

Rule 17g-1(g)(1)

There was no additional premium for the addition of Rider Nos. 12 and 13.  The Policy period for Rider Nos. 12 and 13 is effective through December 3, 2013.